
RECD S.E.C.
JUN 17 2002
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02041250

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2002

ASIACONTENT.COM, LTD.
(Translation of registrant's name into English)

18/F MLC TOWER
248 QUEEN'S ROAD EAST
WANCHAI, HONG KONG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

Press Release

The Registrant issued a press release dated June 17, 2002 announcing that the Registrant has received notice from Nasdaq that the Registrant's securities will be delisted from the Nasdaq National Market. The press release is attached as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2002

ASIACONTENT.COM, LTD
(Registrant)

By: 
George Chan
Chief Executive Officer

Exhibit 1

Asiacontent.com Receives Notice of Delisting

Asiacontent.com, Ltd. (Nasdaq: IASIA) (hereinafter "Asiacontent.com" or the "Company") today announced that it has received notice from Nasdaq's Listing Qualifications Department that the Company's securities will be delisted from the Nasdaq National Market effective upon the opening of the market on June 17, 2002. Beginning today, the Company's securities will trade on Nasdaq's over-the-counter bulletin board.

Last month, the Company requested a hearing from Nasdaq to appeal the Staff Determination Letter dated May 16, 2002 which notified the Company that its securities were subject to delisting as a result of the Company's failure to maintain a minimum market value of publicly held shares of $5,000,000 and a minimum bid price per share of $1.00 as required by Marketplace Rules 4450(a)(2) and 4450(a)(5). In light of the Company's announcement on June 14th that the Board had unanimously approved the wind up and liquidation of the Company, subject to the approval of the holders of a majority of its outstanding shares of common stock, it is highly unlikely that the Company would be able to satisfy the maintenance requirements for continued listing on the Nasdaq National Market in the future. Therefore, it withdrew its request for a hearing.

Asiacontent.com delivers targeted online advertising solutions through its DoubleClick Media Asia advertising network in Korea, China, Hong Kong, Taiwan and Singapore. In partnership with MTV Networks, Asiacontent.com produces local-language music news, information and promotions targeting high-value youth in Korea, China, Taiwan, Southeast Asia and India.

The statements included above and elsewhere in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Asiacontent.com cautions readers that forward-looking statements are based on Asiacontent.com's current expectations and views of future events and involve significant risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties which may cause actual results to differ from those described. More detailed information as to the factors that could cause actual results to vary can be found in the public filing made by the Company with the United States Securities and Exchange Commission and in press releases issued by the Company from time to time. The forward-looking statements in this press release relate only to events or information as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.